

CAPITOL FEDERAL® FINANCIAL, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

December 6, 2012

CAPITOL FEDERAL FINANCIAL, INC.
ANNOUNCES TRUE BLUE® DIVIDEND

Topeka, KS – Capitol Federal Financial, Inc. (Nasdaq: CFFN) (the "Company") announced today that its Board of Directors has declared a True Blue® dividend of $0.52 per share on outstanding CFFN common stock. The cash dividend will be paid on December 28, 2012 to holders of record on December 21, 2012. With this dividend, the Company will have paid cash dividends of $1.00 per share in calendar year 2012.

The True Blue® dividend is the result of the Board of Directors' commitment to return value to our stockholders. The payment of the dividend does not alter the existing board approved stock buy-back programs.

For fiscal year 2013, it is the intent of the Board of Directors and management to continue with the payout of 100% of the Company's earnings to its stockholders. The payout is expected to be in the form of regular quarterly cash dividends of $0.075 per share, totaling $0.30 for the year, and a special year-end cash dividend equal to fiscal year 2013 earnings in excess of the amount paid as regular quarterly cash dividends during fiscal year 2013. It is anticipated that the fiscal year 2013 special year-end cash dividend will be paid in December 2013. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, Capitol Federal Savings Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company.

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank, which operates 46 branch offices in Kansas and Missouri. News and other information about the Company can be found on the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe
Vice President,
Investor Relations
700 S Kansas Ave.
Topeka, KS 66603
(785) 270-6055
jwempe@capfed.com

Kent Townsend
Executive Vice President,
Chief Financial Officer and Treasurer
700 S Kansas Ave.
Topeka, KS 66603
(785) 231-6360
ktownsend@capfed.com